30 3-17-04

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SEC FILE NUMBER
8- 17820

SECURITIES 04016324 ON
Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brean Murray & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 Lexington Avenue, 11th Floor
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Kirsch 212-702-6500
(Area Code – Telephone No.)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

75 Eisenhower Parkway Roseland NJ 07068-1697
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jerome Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA PEREZ
Notary Public, State of New York
No. 01PE6003263
Qualified in Kings County
Commission Expires March 2, 2006

Notary Public

Signature

Vice-Chairman, Senior Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray & Co., Inc.
A Wholly-Owned Subsidiary of
BMI Holding Corp.

Report on Financial Statements

Year Ended December 31, 2003

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

Index

J.H. COHN LLP

Report of Independent Public Accountants

The Board of Directors
Brean Murray & Co., Inc.

We have audited the accompanying statement of financial condition of Brean Murray & Co., Inc., a wholly-owned subsidiary of BMI Holding Corp., as of December 31, 2003, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray & Co., Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company is party to certain litigation and investigations. The likely outcome of these matters has not been determined. If the outcome in one or more of these matters were unfavorable, it could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 6, 2004

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$4,901,836
Cash segregated under Federal and other regulations	640,000
Receivables from brokers and dealers	1,428,199
Securities owned	1,233,578
Furniture, equipment and improvements, net of accumulated depreciation and amortization of $1,267,786	419,260
Other assets	424,516
Total	$9,047,389

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold but not yet purchased	$ 383,321
Short-term note payable	340,000
Accounts payable and other liabilities	4,246,927
Payable to Parent	699,379
Total liabilities	5,669,627
Commitments and contingencies	
Stockholder's equity:	
Series preference stock (liquidation preference of $100 per share), par value $.01 per share; 100,000 shares authorized; 805 shares of $10.00 preferred stock outstanding	8
Common stock, par value $.01 per share; 100,000 shares authorized; 22,004 shares issued and outstanding	220
Additional paid-in capital	2,515,695
Retained earnings	861,839
Total stockholder's equity	3,377,762
Total	$9,047,389

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$14,273,722
Syndicate underwriting	900,003
Investment banking services	2,620,841
Realized and unrealized trading losses	(39,839)
Net gains on investment securities	575,235
Wrap and managed account fees	1,021,151
Management fees	1,911,658
Other income	471,875
Total	21,734,646
Expenses:	
Compensation and benefits	13,490,011
Clearance and floor brokerage	1,352,936
Exchange membership rentals	35,000
Regulatory fees and expenses	207,951
Communications	1,071,023
Occupancy and equipment rentals	1,349,492
General and administrative	2,167,386
Depreciation and amortization	119,444
Interest	113,954
Total	19,907,197
Income before provision for income taxes	1,827,449
Provision for income taxes	697,710
Net income	$ 1,129,739

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ -
Additions:	
June 2003	3,000,000
September 2003	13,400,000
	16,400,000
Repayments:	
July 2003	3,000,000
October 2003	11,400,000
November 2003	2,000,000
	16,400,000
Balance, December 31, 2003	$ -

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings (Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2003	805	$8	22,004	$220	$1,915,695	$ (267,900)	$1,648,023
Net income						1,129,739	1,129,739
Capital contributions	—	—	—	—	600,000	—	600,000
Balance, December 31, 2003	805	$8	22,004	$220	$2,515,695	$ 861,839	$3,377,762

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net income	$ 1,129,739
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	119,444
Increase in unrealized gain on investment securities	(4,608)
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	(1,088,287)
Securities owned	(754,281)
Other assets	91,820
Securities sold but not yet purchased	316,800
Accounts payable and other liabilities	1,776,555
Net cash provided by operating activities	1,587,182
Investing activities:	
Purchases of furniture, equipment and improvements	(12,454)
Cash segregated under Federal and other regulations	250,000
Net cash provided by investing activities	237,546
Financing activities:	
Repayment of short-term note payable	(550,000)
Proceeds from subordinated borrowings	16,400,000
Repayments of subordinated borrowings	(16,400,000)
Capital contributions	600,000
Payable to Parent	589,379
Net cash provided by financing activities	639,379
Net increase in cash	2,464,107
Cash, beginning of year	2,437,729
Cash, end of year	$ 4,901,836
Supplemental disclosures of cash flow data:	
Interest paid	$ 113,954

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Brean Murray & Co., Inc. (the "Company") is a wholly-owned subsidiary of BMI Holding Corp. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange and the National Association of Securities Dealers, Inc. In 2003, the Company registered with Ontario Securities Commission to conduct business in Ontario, Canada. The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment banking and syndicate underwriting:

Investment banking and syndicate underwriting revenues arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, and underwriting and other fees at the time the underwriting and other services are completed and the income is reasonably determinable.

Note 1 - Business and summary of significant accounting policies (concluded):

Securities transactions and valuations:

Marketable securities and securities sold but not yet purchased are valued at market on a trade-date basis. Nonmarketable securities are valued at estimated fair value. Unrealized gains and losses are included in results of operations.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to 15 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with its subsidiaries and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes. A deferred tax provision is recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned and securities sold but not yet purchased represent positions in marketable and nonmarketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2003 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$1,174,318	$380,916
Preferred stocks	15,000	2,405
Totals	1,189,318	383,321
Nonmarketable securities, at estimated fair value	44,260	
Totals	$1,233,578	$383,321

Note 3 - Transactions with the Parent and Affiliates:

The Company provides BMI Capital Corp. and American Asset Management Company, Inc. (the "Affiliates") and the Parent with certain management and administrative services for which it incurs various costs and receives certain revenues, other than income tax charges and credits, that are directly or indirectly attributable to the operations of the Affiliates or the Parent. To the extent these costs and revenues are specifically identifiable, the Company charges the Affiliates and Parent a management fee. Revenue includes management fees paid by the Affiliates and Parent of $1,911,658 in 2003.

In addition, during 2003, the Parent contributed capital of $600,000 to the Company.

Note 4 - Employee benefit plans:

The Company sponsors a defined contribution savings plan for the benefit of its eligible employees. Additionally, the Company sponsored a defined contribution profit sharing plan for the benefit of its eligible employees. There were no Company contributions to the plan in 2003. Effective December 31, 2003, the Company terminated its profit sharing plan.

Note 5 - Short-term note payable:

The short-term note payable consists of borrowings of $340,000 from the Company's clearing broker which bears interest at the Broker Call Loan Rate (2% at December 31, 2003) plus 4% per annum and is guaranteed by two stockholders of the Parent. The note is in accordance with a demand by the New York Stock Exchange (the "NYSE") whereby the Company was required to establish an account for the exclusive benefit of certain customers (see Note 8). The escrow account is included in cash segregated under Federal and other regulations. Interest expense on the note amounted to $47,786 in 2003.

Note 6 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule of the NYSE also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $1,011,705, which was $659,285 in excess of its required minimum net capital of $352,420. The Company's net capital ratio was 5.23 to 1.

Note 7 - Income taxes:

As explained in Note 1, the Parent allocates the current provision for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes and records deferred tax assets and liabilities on a consolidated basis.

At December 31, 2003, allocated Federal and state income taxes consists of the following:

Current:	
Federal	$599,900
State	97,810
Total	$697,710

At December 31, 2003, deferred tax assets attributable to the Company's temporary differences that were included in the consolidated totals, and the related valuation allowance, were as follows:

Deferred tax assets:	
Capital loss carryforwards	$ 568,000
Unrealized loss on investment securities	50,000
Other	553,400
Total	1,171,400
Valuation allowance	(1,171,400)
Total	$ -

The disproportionate provision for income taxes results primarily from the utilization of previously reserved capital losses of approximately $370,000 and state and city net operating losses of approximately $752,000. As of December 31, 2003, the Company has capital loss carryforwards of approximately $1,234,000.

Note 7 - Income taxes (concluded):

Due to the uncertainties related to, among other things, the extent and timing of the future taxable income of the Parent and its subsidiaries, the Company recorded a valuation allowance of $1,171,400 as of December 31, 2003 to offset the potential benefits of its share of the Parent's deferred tax assets.

Note 8 - Commitments and contingencies:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in 2011.

Minimum future lease payments as of December 31, 2003 under the Company's noncancelable operating lease are as follows:

Year Ending December 31,	Amount
2004	$ 988,026
2005	978,264
2006	995,733
2007	1,048,140
2008	1,048,140
Thereafter	2,882,385
Total	$7,940,688

Rent expense under all operating leases totaled $1,254,234 in 2003.

During February 2002, an internal investigation revealed that a former employee may have been involved in certain irregularities related to an escrow account established by the Company on behalf of a customer. This matter was reported by the Company to the Federal Bureau of Investigation, the U.S. Attorney's Office, the NYSE and the Company's insurance carrier. At the request of the NYSE, an account was established and funded to offset any potential loss the customer may suffer as a result of activities in the escrow account. During 2003, the Company settled a customer conflict with respect to this issue and, as a direct result of this settlement, the funded account to offset any potential customer loss was partially reduced. The financial impact of this settlement recorded in the financial statements was immaterial with respect to the operations of the Company. It is not possible to determine the likelihood of any further claims or to estimate the amount of any loss which may be suffered by the Company from other similar actions. Management expects that any loss which may be suffered by the Company will be covered by insurance and that other persons will ultimately be held responsible for these matters.

Note 8 - Commitments and contingencies (concluded):

In 2003, the U.S. Securities and Exchange Commission and the Attorney General of the State of New York commenced an investigation into alleged "late trading" and "timing" of trades in publicly-traded shares of certain mutual funds, and related class action litigation in the United States District Court for the Southern District of New York in which the Company has been named as a defendant. As of February 25, 2004, no formal proceedings have been brought against the Company or its employees. Counsel cannot currently assess the probable outcome of this matter. If the outcome in this matter were unfavorable, it could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

The Company, in the ordinary course of business, is a party to certain other legal proceedings. In the opinion of management, these proceedings will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Note 9 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2003 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

Note 9 - Financial instruments with off-balance-sheet risk and concentration of credit risk (concluded):

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

Note 10- Preferred stock:

Holders of the Company's outstanding shares of preferred stock are entitled to receive, as and when declared by the Board of Directors, annual dividends of no more than $10.00 per share. Such dividends are not cumulative, however, dividends on the Company's common stock cannot be declared or paid if dividends on the $10.00 preferred stock for any year have not been paid or declared. Holders of the $10.00 preferred stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders of the Company. All of the shares of preferred stock outstanding at December 31, 2003 were owned by the Parent.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:		
Total stockholder's equity		$3,377,762
Deduct nonallowable assets and charges:		
Receivables from brokers and dealers	$1,188,884	
Nonmarketable securities	44,260	
Furniture, equipment and improvements, net	419,260	
Other assets	424,606	2,077,010
Net capital before haircuts on securities positions		1,300,752
Deduct haircuts on securities positions - other securities		289,047
Net capital		$1,011,705
Aggregate indebtedness:		
Total liabilities		$5,669,627
Deduct - securities sold but not yet purchased		383,321
Aggregate indebtedness		$5,286,306
Computation of basic net capital requirement:		
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement		$ 156,000
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness		$ 352,420
Net capital requirement (greater of above)		$ 352,420
Excess of net capital over minimum net capital		$ 659,285
Excess net capital at 1,000%		$ 483,074
Ratio of aggregate indebtedness to net capital		5.23

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2003

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2003:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 951,633
Increase in net capital resulting from changes in:		
Undue concentrations	$ 6,464	
Audit adjustments, net:		
Balance sheet reclassifications	(91,684)	
Statement of operations changes	145,292	60,072
Net capital per above		$1,011,705
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$4,114,929
Increase in aggregate indebtedness resulting from audit adjustments and balance sheet focus reclassifications		1,171,377
Aggregate indebtedness per above		$5,286,306

See Report of Independent Public Accountants.

J.H. COHN LLP

Report of Independent Public Accountants on Internal Control

The Board of Directors
Brean Murray & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Brean Murray & Co., Inc. (the "Company"), a wholly-owned subsidiary of BMI Holding Corp., as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 6, 2004